SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG ◆

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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September 25, 2024

VIA EDGAR

Ms. Inessa Kessman

Mr. Robert Littlepage

Mr. Jeff Kauten

Mr. Larry Spirgel

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WeRide Inc. (CIK No. 0001867729)
Amendment No. 4 to Registration Statement on Form F-1
Filed August 27, 2024 (File No. 333-281054)

Dear Ms. Kessman, Mr. Littlepage, Mr. Kauten and Mr. Spirgel:

On behalf of our client, WeRide Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated September 13, 2024 on amendment No. 4 to the Company’s registration statement on Form F-1 filed on August 27, 2024. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Revised Registration Statement (as defined below) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

U.S. Securities and Exchange Commission

September 25, 2024

Concurrently with the submission of this letter, the Company is filing herewith amendment no. 5 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”) via EDGAR with the Commission.

Comments in Letter Dated September 13, 2024

Amendment No. 4 to Registration Statement on Form F-1

Prospectus Summary

Permissions Required from the PRC Authorities for This Offering, page 17

1. We note that your approval from the CSRC expired in August 2024. Please revise to disclose the expiration of this approval and update your disclosure to reflect the status of your application with the CSRC.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 70 of the Revised Registration Statement.

VIE Consolidation Schedule, page 21

2. Please tell us how you evaluated IFRS 10 in determining whether to consolidate Guangzhou Yuji. Include in your response the following:

•	Whether you provided Guangzhou Yuji with any loans or other financial support or committed to provide such financial support;

•	What happened to the surveying and mapping business of Guangzhou Jingqi and whether it was contributed to Guangzhou Yuji;

•

A description of Guangzhou Yuji’s activities (i.e., does it simply hold the intellectual property related to surveying and mapping or does it carry out other activities, such as updating maps, marketing, etc.);

•	How fees to Guangzhou Yuji under the arrangement are determined; and

•	Your analysis as to whether Guangzhou Yuji is your de facto agent, pursuant to paragraphs B73 to B75 of IFRS 10.

The Company respectfully advises the Staff that Guangzhou Yuji was established in September 2021 via a partnership involving Mr. Ming Han, a sibling of Dr. Tony Xu Han, the chairman and chief executive officer of the Company, and a few other investors who are unrelated to Mr. Ming Han, Dr. Tony Xu Han, or the Company. The partnership beneficially owns 99% of the equity interest in Guangzhou Yuji and another individual unrelated to the Company beneficially owns the remaining 1% equity interest in Guangzhou Yuji. Mr. Ming Han beneficially owns 60% of the equity interest in the partnership. Mr. Ming Han has substantial experience in the surveying and mapping industry. Before establishing Guangzhou Yuji, Mr. Ming Han worked in the China office of DeepMap Inc., a company specialized in developing high-definition maps for self-driving vehicles, for several years. Mr. Ming Han left DeepMap Inc., and founded Guangzhou Yuji after DeepMap Inc. was acquired by NVIDIA.

U.S. Securities and Exchange Commission

September 25, 2024

To the best knowledge of the Company, Guangzhou Yuji was established with the business objective of providing professional services in surveying and mapping. Guangzhou Yuji obtained the necessary license for the navigation electronic map production and surveying business in February 2022. Guangzhou Yuji is engaged in providing various surveying and mapping services to its customers, including updating maps and data collection, storage and labeling services. Guangzhou Yuji currently has about 700 employees, with its own management team and sales and marketing, fulfillment and supplier management functions. Guangzhou Yuji also owns the intellectual property rights associated with the provision of surveying and mapping services.

In February and October 2022, the Company entered into framework agreements with Guangzhou Yuji, pursuant to which Guangzhou Yuji was to provide the Company with certain services, including the provision of high-definition maps and the collection, storage, transmission and labelling of surveying and mapping data. Fees for the services that Guangzhou Yuji provides to the Company are charged based on a pre-determined rate as specified in the framework agreements and are settled on a monthly basis following the provision of services. The pricing of the service fee is comparable to that charged by other service providers in this business in China. Guangzhou Yuji currently has a number of major customers that are unrelated to the Company, including global leading technology companies that are publicly listed in the United States or in Hong Kong.

The Company terminated the surveying and mapping business of Guangzhou Jingqi after the Company started to work with Guangzhou Yuji. Upon such termination, the Company reassigned relevant personnel in Guangzhou Jingqi to other research and development projects of the Company. The Company retained relevant technology developed by Guangzhou Jingqi and did not transfer any such technology to Guangzhou Yuji. The surveying and mapping business of Guangzhou Jingqi was not contributed or otherwise transferred to Guangzhou Yuji.

The Company has determined that the Company does not have control over Guangzhou Yuji in accordance with IFRS 10, primarily because the Company does not have the rights that give the Company the ability to direct the range of operating and financial activities, that constitute the relevant activities of Guangzhou Yuji. The key considerations in this regard are set out below:

•

Guangzhou Yuji’s business objectives are to be a professional service provider in the surveying and mapping business in China, with its own fulfilment functions and management team. It now has a number of customers unrelated to the Company, including global leading technology companies that are publicly listed in the United States or in Hong Kong.

U.S. Securities and Exchange Commission

September 25, 2024

•	The Company does not have any ownership interests or voting rights in either Guangzhou Yuji or the above-mentioned partnership.

•	The other individual shareholders in Guangzhou Yuji or the partnership is unrelated to the Company or Dr. Tony Xu Han.

•

The Company has neither provided Guangzhou Yuji or the partnership with any loans or other financial support, nor has the Company committed to providing such financial support to Guangzhou Yuji (including the provision of guarantees to Guangzhou Yuji’s liabilities). In addition, the Company has no purchase commitments or prepayment arrangements in place with Guangzhou Yuji.

•

Guangzhou Yuji obtained its license for the navigation electronic map production and surveying business by its own and did not depend on the Company for any critical services, technology or supplies. Such license was not contributed by Guangzhou Jingqi.

•

Guangzhou Yuji also operates its own sales and marketing and supplier management activities. In addition to holding the intellectual property and license related to surveying and mapping, Guangzhou Yuji also carries out the substantive activities of providing surveying and mapping services to customers other than the Company, including updating maps and data collection, storage and labeling services.

•	The pricing of service fees with Guangzhou Yuji are comparable to that of other service providers in this market.

•

None of the directors or key management personnel of Guangzhou Yuji is currently or previously an employee of the Company. Except for Mr. Ming Han, none of the directors or key management personnel of Guangzhou Yuji is related to the Company.

•

There are no contractual arrangements between the Company and Guangzhou Yuji that give the Company the ability to direct Guangzhou Yuji’s business activities, including the ability to direct Guangzhou Yuji to enter into, or otherwise veto any changes to, material transactions of Guangzhou Yuji for the benefit of the Company.

Overall, the Company notes that its control conclusion is consistent with the guidance in paragraph B40 of IFRS 10, which indicates that economic dependence of an investee on the investor on its own (such as relations of a supplier with its main customer) does not lead to the investor having power over the investee. The Company does not have power over Guangzhou Yuji, and it has not been involved in directing the business activities of Guangzhou Yuji, such as the operations required to provide the surveying and mapping services profitably and the activities to seek new customers. The Company also does not have any additional rights though its contractual arrangements with Guangzhou Yuji that may confer power over Guangzhou Yuji.

U.S. Securities and Exchange Commission

September 25, 2024

In particular, despite the fact that Guangzhou Yuji has a business relationship with the Company, the Company concluded that Guangzhou Yuji does not act as a de facto agent of the Company, i.e. Guangzhou Yuji does not exist as an entity that merely acts on the Company’s behalf and the Company cannot direct, as a matter of right, the vote by Mr. Ming Han on all matters presented to the shareholders of Guangzhou Yuji or the partnership. In this regard, the Company has considered the guidance in paragraph B73 to B75 of IFRS 10, with particular consideration of the following:

•

Mr. Ming Han beneficially owns 59.4% of the equity interest of Guangzhou Yuji, which is also beneficially owned by other shareholders that are unrelated to the Company or Dr. Tony Xu Han. At the same time, Dr. Tony Xu Han beneficially owns 7.6% of the equity interest of the Company and does not hold any equity or voting interests in Guangzhou Yuji. The respective shareholders of Guangzhou Yuji and the Company have their own interests in their respective investees, which are not necessarily aligned with each other. In particular, the shareholders of Guangzhou Yuji did not receive their interest in Guangzhou Yuji as a contribution or loan from the Company; and the Company did not have any agreement with such shareholders of Guangzhou Yuji under which they agree not to sell, transfer or encumber their interests in Guangzhou Yuji without the Company’s prior approval.

•

The Company is able to switch to service providers other than Guangzhou Yuji without any material adverse impact to the Company’s operations. Guangzhou Yuji also has its own robust customer base apart from the Company and does not rely on subordinated financial support from the Company.

•

The Company has not had any involvement in Guangzhou Yuji’s operations other than placing service orders and paying the service fees under the framework agreements. In addition to fulfilling the Company’s service orders, Guangzhou Yuji has its own customer base and conducts its own business activities such as marketing, supplier management and employee management, etc.

As a result of the above analysis, the Company concludes that the Company does not have power over Guangzhou Yuji and Guangzhou Yuji does not act as a de facto agent of the Company, which leads to the conclusion that the Company should not consolidate Guangzhou Yuji in the Company’s consolidated financial statements.

Notes to Consolidated Financial Statements

24. Subsequent events, page F-102

3. We note your response to prior comment 7. Please respond to the following:

a.

Tell us when the negotiations among the different shareholders occurred. As part of your response, please clarify each of the different shareholders that were a party to the negotiations, who initiated the negotiations and whether any shareholders were excluded from the negotiations and why.

The Company respectfully advises the Staff that the negotiations among the different shareholders occurred from June to July 2024. The negotiations were initiated and led by principal shareholders as named in the Revised Registration Statement and representatives of the holders of Series D and Series D+ preferred shares. After that, the matter was subsequently brought to the extraordinary general meeting of the Company held on July 26, 2024 for further negotiations. All shareholders were invited to participate in such negotiations during the extraordinary general meeting, although shareholders in the aggregate holding approximately 12% of the then outstanding share capital of the Company did not respond to such invitation.

U.S. Securities and Exchange Commission

September 25, 2024

b.

Your response indicates that the transactions were agreed by the shareholders’ resolution of the Company. Please clarify the different groups of shareholders that agreed to the transaction and when the shareholders’ resolution took place.

The Company respectfully advises the Staff that the transactions were agreed to by (1) shareholders who together held the majority of voting power of the Company, (2) shareholders who together held the majority of all preferred shares of the Company, and (3) shareholders who respectively held the majority of each series of preferred shares of the Company. The shareholders’ resolution was passed during the extraordinary general meeting of the Company held on July 26, 2024.

c.

In your response to prior comment 12 to our letter dated August 19, 2024, you stated that the issuances were made to achieve an “equitable relative shareholding among different shareholder group” as agreed by the shareholders’ resolutions. Explain in more detail exactly how it was determined you should issue 12,806,568 ordinary shares, including how the value of those shares was determined, to holders of Series D and Series D+ preferred shareholders as part of this process. Furthermore, given the intention was to achieve an equitable relative shareholding among the different shareholder groups, explain why it was determined that these ordinary shares would be contingently returnable at the option of the Company if the IPO does not consummate on or before March 31, 2025.

The Company respectfully advises the Staff that the 12,806,568 ordinary share number was reached as a commercial compromise after negotiations and bargaining among the Company’s shareholders. Such shares were issued at nominal value because the commercial purpose of the share issuance was to achieve an equitable relative shareholding among different shareholder groups, rather than to raise capital for the Company.

The adjustment to relative shareholding was deemed equitable by the Company’s shareholders based on the current prevailing market and company conditions, as further elaborated in Comment 3-d below. The Company’s shareholders agreed that if an initial public offering does not consummate on or before March 31, 2025, the shareholders may need to recalibrate the relative shareholding based on the circumstances and market conditions at that time. Before such recalibration, if the Company exercises its repurchase right, the shareholders agreed to revert their relative shareholding to the original state, before this round of adjustment, as the basis for future negotiations and, accordingly, the newly issued ordinary shares should be returned to the Company by then.

U.S. Securities and Exchange Commission

September 25, 2024

d.	Please clarify how the definition of a “Qualified IPO” was amended as a result of the negotiations and clarify how each of the different shareholders was impacted by the change in the definition.

The Company respectfully advises the Staff that the definition of a “Qualified IPO” was amended in July 2024, including (1) lowering the per share issue price requirement from US$6.211 to US$5.00, and (2) lowering the pre-offering market capitalization from US$6 billion to US$5 billion; provided that if an initial public offering satisfying the relaxed requirements does not consummate on or before March 31, 2025, the amendment will be reverted. In general, a lower IPO offering price will make the Company more attractive to prospective investors and the consummation of an IPO more probable, thereby making it more likely for existing shareholders of the Company to realize a successful listing and subsequent greater liquidity in their shares. Compared with other shareholders, the holders of Series D and Series D+ preferred shares are more sensitive to a lower offering price because they invested at the highest levels of valuation before the IPO. A decrease in the offering price is more likely to deprive the holders of Series D and Series D+ preferred shares of acceptable financial returns and increase the possibility of investment loss. Therefore, Series D and Series D+ preferred shareholders are less willing to trade off company valuation for more imminent liquidity. However, other shareholders are more likely to find a smaller IPO valuation acceptable in return for the liquidity upside because their cost of investment on a per share basis is considerably lower. The relaxed “Qualified IPO” definition allows for greater flexibility to price the IPO at a lower valuation, thus increasing the chance for a completed IPO. In this regard, the relaxed definition of a “Qualified IPO” will have a negative impact on the holders of Series D and Series D+ preferred shares, and a positive impact on other shareholders.

The definition of a “Qualified IPO” was also amended to include in the calculation of gross proceeds any private placements that close at or about the same time as the IPO. This amendment was made to better reflect the original commercial intention of the shareholders.

e.

We note the history of securities issuances disclosure beginning on page 227 that Series D and Series D+ preferred shares were issued at higher prices per share relative to other ordinary shares and other series of Preferred shares around the same time. Please tell us why there were differences in the consideration paid for these different shares of common and preferred shares given the similar transaction dates.

The Company respectfully advises the Staff that the differences in the consideration were mainly because of the following reasons:

(i)	Ordinary shares and different series of preferred shares have different fair values as a result of different shareholders’ rights attached to them.

(ii)

There was a large time gap between the share issuance date and the significantly earlier date when the Company, which had a lower valuation back then, entered into the related investment agreements with the investors. Pursuant to PRC laws and regulations, PRC entities are required to complete certain filings and procedures to convert Renminbi consideration to U.S. dollars and remit the consideration out of China. These procedures led to the time gap between the signing of the investment agreements and the issuance of shares for certain PRC investors of the Company, who had committed to completing the relevant filings and procedures pursuant to the investment agreements.

U.S. Securities and Exchange Commission

September 25, 2024

(iii)

The shares were issued upon the exercise of warrants granted to the lead series A investor in 2018. Such warrants entitled the lead series A investor to acquire the shares at a significant discount, as an incentive for such investor to lead the series A financing round. This share issuance was treated as a deemed distribution, which was recorded in the Company’s historical financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 228 to 229 of the Revised Registration Statement. The Company sets forth below the reasons for the differences in the consideration paid for the ordinary and preferred shares (other than Series D and Series D+ preferred shares) issued from January 2022 to June 2024, during which the Series D and Series D+ preferred shares were issued.

Shareholders	Date of Signing Definitive Investment Agreement	Date of Issuance	Shares Issued	Reason(s) for Difference in Consideration
Guangzhou Hengdazhixing Industrial Investment Fund Partnership (Limited Partnership)	February 2021	July 2022	1,892,780 ordinary shares	(i) and (ii)
Guangqizhixing Holdings Limited	December 2021	June 2023	1,763,689 ordinary shares	(i) and (ii)
Homeric Spirit HK Limited Partnership Fund	December 2021	January 2022	286,246 Series Seed-1 preferred shares	(i)
Zto Ljf Holding Limited	December 2021	January 2022	882,382 Series Seed-1 preferred shares	(i)
Alliance Ventures B.V.	October 2018	May 2023	4,400,229 Series A preferred shares	(iii)
Shenzhen Yuanan Fule Investment Center Ltd	October 2018	September 2023	8,142,630 Series A preferred shares	(ii)
Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership	December 2020	June 2022	66,247,450 Series B-1 preferred shares	(ii)
Zto Ljf Holding Limited	December 2021	January 2022	1,693,830 Series B-2 preferred shares	(i)

Guangzhou Ruosi Investment Partnership (Limited Partnership), Tianjin Wenze Equity Investment Fund Partnership (Limited Partnership), Nanjing Jianye Jushi Technology Innovation Growth Fund (Limited Partnership), Shanghai Daining Business Management Partnership (Limited Partnership), Anhui Hongxinli Equity Investment Partnership (Limited Partnership) and Guangzhou Hengdazhixing Industrial Investment Fund Partnership (Limited Partnership)

	December 2020	From June 2021 to July 2022	18,855,050 Series B-3 preferred shares	(ii)

U.S. Securities and Exchange Commission

September 25, 2024

f.

Tell us how you determined this transaction should be recorded based on the par value of the shares issued, versus the fair value of the shares issued, and reference the accounting literature you relied upon for this determination.

The Company respectfully advises the Staff that the reason for the issuances was for the purpose of reaching an agreement among the shareholders to consummate the IPO of the Company on or before March 31, 2025 and adjust their relative ownership to achieve an equitable relative shareholding among different shareholder groups, rather than exchange any identifiable or unidentifiable goods or services. The Company was only involved in this transaction to facilitate the agreement reached by the Company’s shareholders to adjust the ownership structure. That means the transaction was among the shareholders in their capacity as owners of the Company, which is not subject to the requirements of IFRS 2 in accordance with paragraph 4 of IFRS 2.

Except for IFRS 2, the Company has not identified any other IFRS literature that would in effect result in fair value measurement for these shares issued. Therefore, the Company accounts for these issuances as a shareholder transaction. Such transaction has no impact on profit or loss in accordance with paragraph 109 of IAS 1.

It therefore follows that the entry to equity must equal to the amount of consideration that the Company received for issuing those ordinary shares. Otherwise, the transaction would not be performance neutral, which in turn would violate paragraph 109 of IAS 1. And because the ordinary shares were issued at their par value for cash, that amount is the consideration recognized by the Company and the same amount is then recognized as equity. Hence, the amount that was recognized in equity was not simply determined as the par value of the shares but instead the result of the proceeds of the share issuance which happen to be equal to their par value.

The accounting that arises from paragraph 109 of IAS 1 is also consistent with IAS 32. In the context of compound financial instruments, paragraph 31 of IAS 32 points out that no gain or loss can arise on the equity component because equity is a residual amount. That means equity is not directly measured. In the context of the transaction here that is an equity transaction, i.e., only equity was involved, that means the measurement of equity cannot be different from the measurement of the consideration that was actually received for issuing the equity instruments, which was US$128.1. Paragraph 33 of IAS 32 then confirms that no gain or loss shall be recognized in profit or loss on the purchase, sale, issue or cancellation of an entity’s own equity instruments.

In addition, the accounting based on the nominal consideration for the shares issued is also consistent with the Company’s view that the substance of the transaction is a calibration of the relative shareholding among different shareholder groups without any impact on the Company’s resources as opposed to involving a transfer of the Company’s resources to any of the shareholders. The Company acknowledges that the Series D and Series D+ preferred shareholders would see their interests in the Company increased; but that increase comes from a transfer from other shareholders rather than the Company.

U.S. Securities and Exchange Commission

September 25, 2024

g.

In your response you indicate that the issuance of these ordinary shares resulted in an increase of the Company’s shareholders’ equity of USD 128.1 (nominal par value). Please tell us the offsetting entry for this transaction. Furthermore, please clarify whether there is any adjustment to the numerator for purposes of determining basic and diluted loss per ordinary share.

The Company respectfully advises the Staff that the offsetting entry for this transaction is cash of US$128.1. In addition, there had been no adjustments for the periods presented in the prospectus to the numerators for purposes of determining basic and diluted loss per ordinary share, as these shares were issued during the period after the end of the reporting period but before the financial statements are authorized for issue.

h.	Please tell us your consideration of the guidance in IFRIC Interpretation 17 Distribution of Non-Cash Assets to Owners and how you determined this guidance was not applicable for this transaction.

The Company respectfully advises the Staff that the transaction does not meet the scope in paragraph 3 of IFRIC 17, as both the type of “assets” and the direction of flow of the transaction do not meet the scope of IFRIC 17. Specifically, the transaction did not involve any transfer of non-cash assets of the Company to the holders of Series D and Series D+ preferred shares; in fact, it was the opposite, whereby the Company received cash contribution from those shareholders.

As explained in the responses above, the transaction resulted from negotiations between the different shareholders. Through negotiations, the Company’s shareholders agreed on and initiated a transaction that involved the Company, and the substance of the transaction is to let the Series D and Series D+ preferred shareholders have “a bigger share of the same pie (the Company).” In other words, instead of the Company transferring resources to the Series D and Series D+ preferred shareholders, other shareholders of the Company in effect through the transaction transfer part of their relative interests in the Company to the Series D and Series D+ preferred shareholders.

In particular, the transaction did not involve any transfer of non-cash assets of the Company to the Series D and Series D+ preferred shareholders as noted in paragraph 3 of IFRIC 17. Firstly, in accordance with paragraphs 4.3 and 4.64 of the IFRS Conceptual Framework, the shares in the Company are equity instruments in the Company as opposed to assets of the Company. Secondly, the issuance of shares to the Series D and Series D+ preferred shareholders, given the substance as explained above, did not otherwise result in an in-substance transfer of non-cash assets of the Company to those shareholders.

For the avoidance of doubt, if the contingently exercisable right to repurchase such ordinary shares was to be exercised in the future, the Company would pay cash to its Series D and D+ preferred shareholders and acquire its own equity instruments as the result of exercising the repurchase right, which is an equity instrument itself, and thus the transaction would be covered by IAS 32 and paragraph 109 of IAS 1.

U.S. Securities and Exchange Commission

September 25, 2024

i.	Tell us in more detail how you concluded that these shares are contingently returnable (i.e., subject to recall) per paragraph 24 of IAS 33.

The Company respectfully advises the Staff that the Company has a contractual right, but not an obligation, to repurchase these shares issued in the transaction, and this right is exercisable if an event outside the control of the Company and the Series D and Series D+ shareholders does not occur by a certain date, which is the consummation of an initial public offering on or before March 31, 2025. When the Company exercises the repurchase right, the related shares would be returned to the Company and cancelled and hence they would no longer be outstanding for legal purposes.

The design of the return feature is reflective of the commercial rationale described in Comment 3-c above.

j.

As these shares were issued for little or no consideration, in substance it appears the issuance could represent a recapitalization or bonus issue. Please tell us how you considered paragraph 28 of IAS 33.

The Company respectfully advises the Staff that these ordinary shares were issued during the period after the end of the reporting period but before the financial statements are authorized for issue. Hence, the Company regards the guidance of paragraph 64 as the more relevant guidance in IAS 33, although the Company would also consider the principles of paragraphs 26 and 28 of IAS 33 when applying the guidance of paragraph 64.

Notwithstanding the above, the share issuances in question did not result in an increase in the outstanding ordinary shares for the purposes of IAS 33, as these shares are contingently returnable as elaborated in Comment 3-i above. As such, when applying paragraph 64 of IAS 33 and the principles underlying paragraphs 26 and 28 of IAS 33, the Company did not think there was a change in the number of outstanding ordinary shares without a corresponding change in resources when the shares were initially issued. Instead, the Company would do the retrospective adjustments for earnings per share when those shares are no longer subject to recall. For example, if the IPO is completed on or before March 31, 2025, that would be the time when there would be a change in the number of outstanding ordinary shares without a corresponding change in resources.

* * *

U.S. Securities and Exchange Commission

September 25, 2024

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Tony Han, Director and Chief Executive Officer, WeRide Inc.

Jennifer Li, Chief Financial Officer, WeRide Inc.

Yilin Xu Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Allen Lu, Partner, KPMG Huazhen LLP

Lily Liu, Partner, KPMG Huazhen LLP